Exhibit (a)(1)(F)

FINAL CONFIRMATION EMAIL – To be sent to those that elected to participate in the exchange program on August 4th (the day after the window closes). Both those options elected to exchange and those not elected to exchange will be shown.

Subject: Option Exchange Program Election Final Confirmation

Thank you for participating in the Option Exchange Program. The eligible options that you elected to exchange have been accepted for exchange and will be cancelled. New options will be granted as indicated in the table below.

The number of shares subject to each of your new options is indicated in the table. The exercise price of your new options is              per share.

Eligible Option					New Option
Grant ID Number	Grant Date	Exercise Price	Number of Shares Subject to Eligible Option	Exchange Ratio	Number of Shares Subject to Replacement Option	Election

We strongly encourage you to print this page and keep it for your records.

By electing “Yes” with respect to any Eligible Option, you have accepted NASDAQ OMX’s offer to have the tendered Eligible Option replaced with a Replacement Option (i.e., the tendered Eligible Option has been cancelled and you have been granted a new Replacement Option on August 3, 2010).

The Replacement Option award agreement will contain additional information about the Replacement Option.

By electing “No” with respect to any Eligible Option, you are declining the replacement of the non-tendered Eligible Option. Options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

Should you have any questions, please email the Option Exchange Program Questions mailbox.